

Mail Stop 3561

December 22, 2016

Via E-mail
James Stephens
Co-Chief Executive Officer and Chief Science Officer
Blue Marble Energy Corporation
5840 Expressway
Missoula, Montana 59808

>   **Re: Blue Marble Energy Corporation**
>   **Amendment No. 1 to**
>   **Draft Offering Statement on Form 1-A**
>   **Submitted December 14, 2016**
>   **CIK No. 0001462326**

Dear Mr. Stephens:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements
Note 8 – Stockholders' Equity, page F-19

1. We note your response to comment 2 and understand that you believe that ASC 480-10-S99-3A does not apply to the classification and presentation of your contingently redeemable preferred stock. As you have filed financial statements with the Securities and Exchange Commission in preparation for the sale of securities you are subject to the provisions of GAAP that apply to public entities including ASC 480-10-S99-3A. Please revise to present your contingently redeemable preferred stock outside of permanent equity to comply with this literature.

You may contact Blaise Rhodes at (202) 551-3774 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202)-551-3357 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining